Exhibit 4.13

Rights and Obligations Assumption Letter

This entity, Chuzhou Country Garden Foreign Language School, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Chuzhou City at the Nanqiao District branch office of the Ministry of Civil Affairs on October 12, 2017.The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Chuzhou Country Garden Foreign Language School

(Seal) Chuzhou Country Garden Foreign Language School Affixed

By:	/s/ Weihan Yang
Name:	Weihan Yang
Title:	Legal Representative
Date:	October 13, 2017